October 29, 2012

Ms. Suzanne Hayes

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re: File No. 001-09861

Dear Ms. Hayes:

This letter serves as the response of M&T Bank Corporation (“M&T” or “the Company”) to your letter dated September 28, 2012. Your comments and our responses to those comments follow.

Form 10-K for the Fiscal Year Ended December 31, 2011

Item 1A. Risk Factors

1.	Your risk factors section provides a generic description of risks facing registrants in the financial services industry and in your market areas. Please provide a revised risk factor section with a view to including it in future filings, beginning with your next Form 10-Q. The discussion should describe with specificity the particular factors that make an investment in your securities speculative or risky and explain how each risk affects your operations or financial condition. Each risk factor discussion should follow a sub caption describing the risk. See Item 503 of Regulation S-K.

Response

We would note that the risk factors section in our Form 10-K for the fiscal year ended December 31, 2011 does incorporate by reference other detailed discussions of risks facing M&T that are located in other parts of our Form 10-K. For instance, there is a detailed discussion of various legal, regulatory and other risks affecting M&T included under the heading “Supervision and Regulation of the Company” within Part I, Item 1 “Business.” In Part II, Item 7, the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section contains numerous specific discussions of risks facing the Company, including within the section entitled “Liquidity, Market Risk, and Interest Rate Sensitivity” on pages 74 to 82. In

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addition, the discussion of certain risks, uncertainties and assumptions in Part II, Item 7 under the heading “Forward-Looking Statements” identifies factors that could materially affect the Company’s financial condition and results of operations, as well as the value of the Company’s financial instruments in general, and M&T common stock, in particular. As a result, we believe that our discussion of risk factors within our Form 10-K, taken in totality, adequately describes the risks affecting M&T and what makes an investment in our securities speculative or risky.

Nonetheless, we have undertaken a review of the risk factors sections in certain of our peers’ periodic reports filed with the SEC and are assessing the appropriateness of expanding our risk factors section in view of Item 503 of Regulation S-K. Based upon our preliminary review and assessment of this matter, we believe that a more fulsome and complete discussion within the risk factors section, instead of incorporating other parts of the Form 10-K by reference, may be appropriate. As such, we are undertaking a process to develop the framework for enhancing our risk factors section that will be part of our year-end process for our Form 10-K for the year ending December 31, 2012, and which will result in a more detailed risk factors section in that Form 10-K. We believe this approach is necessary in order to ensure that we may properly evaluate the interplay between our revised risk factors section and the other parts of our Form 10-K, including the “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” to avoid duplicative and redundant disclosures. As we move forward and draft a revised risk factors section for our 2012 Form 10-K, we would be willing to share a draft with the SEC staff.

Item 8. Financial Statements and Supplementary Data

Note 4. Loans and leases, page 116

2.	You disclose on page 121 that loans that were modified as troubled debt restructurings during the twelve months ended December 31, 2011 and for which there was a subsequent payment default were not material. Please address the following:

•

Tell us how you define a payment default for each class of loans within the context that it is utilized here. Specifically, address how you define a payment default when loans are in forbearance or otherwise granted a delay of payment.

•

Tell us how you assessed materiality for purposes of concluding that subsequent payment defaults were immaterial. Specifically, address how you considered the percentage of loan modifications that subsequently defaulted within the last twelve months and whether multiple loan modifications or forbearance periods were required for a particular loan/borrower.

October 29, 2012

•

Given that the pre-modification recorded investment of troubled debt restructurings during 2011 were $332 million, or 26.5% of nonperforming assets, please consider revising your disclosure in future filings to include the success rates of your loan modifications by loan type within Management’s Discussion and Analysis.

Response

In the context of the disclosures for troubled debt restructurings, M&T has defined a payment default for all of its loan classes as 90 days of delinquency. The definition of payment default is defined relative to the terms of the modified loan agreement. As such, loan modifications providing for a delay in payment would not be considered in payment default so long as the borrower is making payments in accordance with the contractual terms of the modified loan agreement. While loan modifications often provide for a deferral of principal payments, as disclosed on page 120 of Form 10-K, M&T does not typically modify loan terms whereby no ongoing monthly payments are required over any extended period of time.

Loans that were modified as troubled debt restructurings during the twelve months ended December 31, 2011 and for which there was a subsequent payment default were not material. Such loans totaled only $11 million or 3% of the $332 million of loans modified as troubled debt restructurings during that period and less than .02% of total loans at December 31, 2011. Included within that $11 million of loans was one loan for $381,000 that was modified a second time. Additionally there were three loans totaling $1.75 million included within the $332 million of modifications that had not re-defaulted but were re-modified to extend their maturity dates. In the aggregate, those $2.1 million of loans comprised .64% of the $332 million of loans modified as troubled debt restructurings during the period. We did not consider that amount to be material as well.

We will include in our future disclosures within Management’s Discussion and Analysis data about subsequent payment defaults on modified loans to the extent that such amounts become material.

Note 5. Allowance for credit losses, page 122

3.

We note your disclosure on page 122 that acquired loan balances are generally evaluated for recoverability on an aggregated basis by loan type. We also note your disclosure on page 108 that the most significant fair value determination where you were required to estimate expected cash flows related to the fair valuation of acquired loans. Please tell us if you aggregate acquired loans into multiple loan pools, and, if so, discuss how you determined the pools, including the common risk characteristics used, for the purposes of applying the

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recognition, measurement and disclosure provisions of ASC 310-30. In your response, specifically address how you considered the criteria in ASC 310-30-15-6.

Response

As stated, M&T’s acquired loan balances are generally evaluated for recoverability on an aggregated basis by loan type. For each business combination M&T first identified individual loans that met the criteria for being “purchased impaired.” That is, at the time of the acquisition they were specifically identified as displaying signs of credit deterioration and for which it was deemed probable that for each such loan M&T would be unable to collect all contractually required payments or the loan was delinquent 90 days or more. Those loans totaled $653 million at December 31, 2011 (as disclosed) and have been aggregated giving consideration to such characteristics as financial asset type, collateral type (if applicable), customer type, loan purpose and interest. Furthermore separate pools have been maintained for each acquisition resulting in appropriate geographic segregation because each of the businesses acquired during this timeframe had portfolios concentrated within a relatively tight geographic footprint. Certain larger balance loans were accounted for individually, but mostly the loans were aggregated. Furthermore, none of those loans are ever combined or aggregated with loans that were not identifiable as impaired at the time of the acquisition.

The remainder of the acquired loans (i.e. non-purchased impaired) consisted entirely of performing loans. M&T separately aggregated those loans based upon similar characteristics as noted above and as described in ASC 310-30-15-6 for purposes of applying the recognition, measurement and disclosure provisions of ASC 310-30. Separate loan aggregation has been maintained for non-purchased impaired loans acquired in each of M&T’s business combinations subsequent to 2008. As a result, acquired loans have been aggregated by common risk characteristics including financial asset type, collateral type (if applicable), customer type, loan purpose, interest, borrower repayment status and location. As noted, none of the non-purchased impaired loans possessed characteristics that allowed M&T to identify specific loans as individually impaired as of the respective acquisition date and all were deemed to be performing loans.

At no time have purchased impaired loans and non-purchased impaired loans been aggregated with each other for accounting or analysis purposes. In other words, at the time of acquisition and in our periodic ongoing analyses of all acquired loans, any excess or shortfall of the expected payments over the investment in that loan or aggregated loans is not used to offset any shortfall or excess associated with any other loan or aggregated pool of loans.

October 29, 2012

Note 8. Goodwill and other intangible assets, page 130

4.	We note that $374.6 million, or 10.6%, of your goodwill is allocated to “All Other.” We also note that “All Other,” within your Segment disclosure, includes other operating activities that are not directly attributable to the reported segments. Please tell us the specific reporting units to which “All Other” goodwill is assigned, and discuss the operations of those specific reporting units. Additionally, to the extent that goodwill is assigned to reporting units that are aggregated within the “All Other” reportable segment, address how the net losses for each year presented impacted your goodwill impairment analysis.

Response

As disclosed on page 131 of Form 10-K, $374.6 million of goodwill at December 31, 2011 was assigned to the “All Other” category. Because “All Other” is not a reportable segment in and of itself, the goodwill associated with “All Other” relates to two business lines which do not meet the criteria for separate segment disclosure under ASC 280-10-50-12. The net losses in “All Other” had no impact on the goodwill impairment analysis, because the two business units to which the goodwill related have been consistently profitable and are expected to continue to be profitable. The two business lines were: Government Banking ($42.5 million of goodwill) and the Investment Group ($332.1 million of goodwill). M&T assigned goodwill to those two business lines in the “All Other” category based on the implied fair value of the acquired goodwill applicable to the benefited businesses at the time of each respective acquisition. Government Banking provides a full complement of banking services to state and local government organizations. Government Banking reported net income during the years ended December 31, 2011, 2010 and 2009 of $23 million, $28 million and $33 million, respectively. The Investment Group was largely comprised of M&T’s trust, investment advisory and broker-dealer businesses as well as its insurance agency, as they existed prior to the acquisition of Wilmington Trust Corporation on May 16, 2011. Despite the economic downturn in recent years, that group still reported net income for the years ended December 31, 2011, 2010 and 2009 of approximately $21 million, $14 million and $22 million, respectively. As a result of our goodwill impairment test we determined the fair value of each of the Government Banking and Investment Group reporting units was in excess of their respective carrying value. The net losses for the “All Other” category reported for those respective years were net of the net income reported by Government Banking and the Investment Group. Exclusive of those two business lines and as described in Part II, Item 7, Management’s Discussion and Analysis of Financial Condition and Results of Operations, and in note 22 of Notes to Financial Statements, the “All Other” category reflects other operating activities of the Company that are not attributable to the reportable segments.

October 29, 2012

Item 15. Exhibits, Financial Statement Schedules

5.	It appears that you have not filed the consulting arrangement with Robert E. Sadler, Jr. referred to on page 39 of your definitive proxy statement or the consulting agreement with Donald E. Foley described on page 40 of your definitive proxy statement. Please tell us why.

Response

In both instances, we determined that Mr. Sadler’s and Mr. Foley’s consulting arrangements, although compensatory in nature, were unrelated to each director’s service as a director and were instead related to bona fide services that each individual was providing to the Company, and therefore did not need to be filed as an exhibit under Item 601(b)(10)(iii)(A) of Regulation S-K. In Mr. Sadler’s case, his services consist of advising the Company on credit-related matters and assisting the Company in developing and maintaining commercial banking and wealth customer relationships. The nature of Mr. Foley’s services relate to his experience as the former Chairman and Chief Executive Officer of Wilmington Trust Corporation and consist of advising the Company on matters related to the wealth advisory and trust businesses and serving as an advisory member of the Trust and Investment Committees of M&T’s two subsidiary banks. As required by Item 402(k)(vii)(F) of Regulation S-K, in the case of Mr. Sadler, we disclosed the amount of the consulting fees paid to him by the Company in the Director Compensation table, and for Mr. Foley, we disclosed the material terms of his consulting agreement as a transaction with a related person under Item 404(a) of Regulation S-K.

Definitive Proxy Statement on Schedule 14A

Process for Determining Executive Compensation, page 15

6.	Please expand your discussion to provide the following information:

•	A quantified discussion of your corporate goals and the level of achievement.

•

A discussion of each individual named executive officer’s individual goals, quantified to the extent applicable. If the Nomination, Compensation and Governance Committee did not rely on goals determined at the beginning of the year, please discuss the factors the committee used in assessing each individual’s performance.

•	A discussion of how the committee used level of achievement of the corporate and individual goals to determine incentive compensation.

October 29, 2012

Response

In determining both total compensation and the mix of salary, cash incentive and equity compensation, the Nomination, Compensation and Governance Committee (the “Committee”) considers a range of corporate, financial, strategic and operational objectives, as well as individual achievements and the named executive officers’ compensation relative to compensation information with respect to the comparison group. However, the Committee does not set total compensation or any particular element of compensation based on the achievement of specific targets or levels of performance. The Committee’s assessment of the appropriate level of total compensation or mix of compensation does not include a process that provides that if an executive achieves a certain level of performance on a predefined goal or set of goals that he or she will receive a specific amount in total compensation or any element of compensation. Under the Company’s compensation programs, executives do not have target opportunities for either total compensation or any form of incentive and nothing is communicated to them during the year regarding the amount of compensation that they may be eligible to receive. The named executive officers also do not have specific individual goals established at the beginning of the year. At the beginning of a year, the Board of Directors of the Company approves a business plan for that year, and the Committee does assess performance, both collective and individual, during the year compared to that business plan in determining compensation for the named executive officers. The Committee also considers all of the other factors listed on pages 16 and 19 of the 2012 Proxy Statement, without assigning any explicit weighting to any particular factor. The Committee believes that assessing performance after the year is complete, based on a broad perspective of the factors that contribute to performance, results in better and fairer compensation decisions than tying compensation to goals set at the beginning of a year.

At the beginning of the Compensation Discussion and Analysis, on page 14 of the 2012 Proxy Statement, there is a discussion of the Company’s performance during 2011, compared to the business plan and the comparison group. There is also a discussion of performance over longer performance periods ending in 2011. In the later discussion of how individual decisions were made by the Committee with respect to the compensation of the named executive officers (pages 17 and 18 of the 2012 Proxy Statement with respect to salaries and pages 20 and 21 of the 2012 Proxy Statement with respect to incentives) there are general references to the performance of the Company. However, there is no specific discussion of performance of an individual named executive officer to provide a reader with insight as to how compensation was determined for that individual.

The Company will augment the disclosure in future Proxy Statements to include additional discussion, as applicable, about the individual performance of each named executive officer and how that may have influenced the Committee’s determination of that individual’s compensation.

October 29, 2012

Director Compensation, page 38

7.	Please provide us with a description of the terms and conditions of Donald E. Foley’s employment arrangement and tell us when the arrangement was agreed upon.

Response

Mr. Foley was employed by Wilmington Trust Corporation (“WTC”), effective June 3, 2010, and the terms and conditions of his employment with WTC were set forth in an Offer Letter dated June 3, 2010 that was attached as Exhibit 10.1 to WTC’s Form 8-K filed with the SEC on June 4, 2010. Mr. Foley became an employee of M&T upon M&T’s acquisition of WTC on May 16, 2011. As was the case with other employees of WTC, no change was made to the terms and condition of Mr. Foley’s employment arrangement, including his salary, which was $1,500,000 per year on the date of the acquisition. Mr. Foley was eligible to participate in a broad-based cash incentive plan maintained by the Company for senior managers and employees in staff functions and in the equity compensation plan maintained by the Company for all employees under the terms of those plans, but he received no incentive awards from those plans.

Corporate Governance of M&T Bank Corporation, page 41

8.	We note that the decision to engage McLagan to provide consulting services and survey information to management was made by management after consultation with the Nomination, Compensation and Governance Committee and that the decision to engage Aon to provide benefit administration and actuarial services to M&T Bank was made by management without consulting the committee. Tell us if your Board of Directors or the committee approved those services and confirm that you will include that information in future filings to the extent you are required to provide the information required by Item 407(e)(3) of Regulation S-K.

Response

As noted in the Proxy Statement, we described whether the Nomination, Compensation and Governance Committee had been informed about the use of the referenced consultants. That was meant to indicate whether we had the Committee’s prior approval to use the consultant for those services. In the case of McLagan, we had the Committee’s approval to use their services before services were performed. In the case of Aon, we notified the Committee of the use of Aon’s services after services had begun and obtained the Committee’s approval to use such services for the remainder of 2011. We will be explicit in future filings with respect to whether the Committee or the Board of Directors has approved the use of consultant services that have the potential to create a conflict of interest for the compensation consultant used by the Committee.

October 29, 2012

Form 10-Q/A for the Quarterly Period Ended June 30, 2012

Item 1. Financial Statements

Note 12. Fair value measurements

Loans, page 47

9.	We note that you estimate fair value for other collateral supporting commercial loans using assumptions not observable in the marketplace and, therefore, classify such calculations as Level 3. Please revise your future filings to disclose the significant unobservable inputs used in the fair value measurement of your loans classified as Level 3, including the unobservable inputs for this collateral. Refer to ASC 820-10-50-2-bbb.

Response

Non-real estate collateral supporting commercial loans generally consists of business assets such as receivables, inventory and equipment. Fair value estimations are typically determined by discounting recorded values of those assets to reflect estimated net realizable value considering specific borrower facts and circumstances and the experience of credit personnel in their dealings with similar borrower collateral liquidations. Such discounts were generally in the range of 10% to 85% at June 30, 2012. As these discounts are not readily observable and are considered significant to the valuation, M&T has classified these measurements as Level 3. We will expand our future filings to include this information.

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Nonperforming Asset and Past Due, Renegotiated and Impaired Loan Data, page 77

10.

We note your disclosure on page 79 that for junior lien loans where an entity other than you held a first lien mortgage, you cannot precisely determine whether there is a delinquency on such first lien mortgage. We also note your disclosure on page 78 that when performing your allowance assessment, you consider the repayment performance associated with first and second lien loans secured by residential real estate. Please tell us and revise your disclosure in future filings to discuss the procedures you perform to evaluate the performance of the associated senior liens in determining your accrual policy for your home equity loans and lines of credit in a junior lien position. In this regard, we refer to recent Interagency Supervisory Guidance issued by the FFIEC that reminds institutions that performance of the associated senior lien should be taken into consideration when determining the accrual policy

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for junior lien loans and that such factors should be considered prior to foreclosure of the senior lien or delinquency of the junior lien. Also, explain any differences between your consideration of senior liens in your accrual policy and your allowance policy.

Response

As described in our disclosures on page 79, approximately 54% of M&T’s home equity portfolio consisted of junior lien loans that were behind a first lien mortgage loan that was not owned or serviced by M&T and, therefore, M&T cannot precisely determine whether there is a delinquency on such first lien mortgage. As a result, M&T typically only has knowledge of the exact stage of delinquency for that portion of the portfolio where the first lien is owned or serviced by M&T. M&T’s nonaccrual policy for junior lien home equity loans and lines of credit does consider the payment status of the senior lien loan in cases where M&T has knowledge about the payment status of such loan. To the extent known by M&T as owner or servicer, if the senior lien loan, for payment delinquency or other reasons, would be on nonaccrual status, M&T similarly places the junior lien loan or line on nonaccrual status. At June 30, 2012, the balance of junior lien loans and lines that were in nonaccrual status solely as a result of first lien loan performance was insignificant. We will revise our future filings to better describe our nonaccrual practices for junior lien loans and lines.

As also described on page 79, the Company generally evaluates home equity loans and lines of credit that are more than 150 days past due for collectibility on a loan-by-loan basis and the excess of the loan balance over the net realizable value of the property collateralizing the loan is charged-off at that time. In determining the amount of such charge-off, if M&T does not know the precise amount of the remaining first lien mortgage loan (typically because M&T does not own or service the first lien loan), M&T assumes that the first lien mortgage loan has had no principal amortization since the origination of the junior lien loan. Similarly, data used in estimating incurred losses for purposes of determining the allowance for credit losses also assumes no reductions in outstanding principal of first lien loans since the origination of the junior lien loan. The fact that the Company contemplates repayment of any first lien position in determining losses associated with second lien home equity loans and lines of credit is disclosed on page 22.

October 29, 2012

Form 8-K Filed August 31, 2012

Exhibit 2.1

11.	Please refile the merger agreement with a list identifying the contents of all omitted schedules and include an agreement to furnish supplementally a copy of any omitted schedule to the Commission upon request. See Item 601(b)(2) of Regulation S-K.

Response

In response to the Staff’s comment, we would note that no schedules or exhibits were omitted from the Form 8-K that we filed on August 31, 2012, with the exception of the confidential disclosure schedules provided by each party to the other party, which confidential disclosure schedules correlate to the representations and warranties listed in the table of contents to the merger agreement, and the existence of such confidential disclosure schedules is already referred to in the Form 8-K. Accordingly, M&T respectfully submits that there is no basis to refile the merger agreement. M&T hereby agrees to furnish supplementally a copy of any omitted schedule to the Commission upon request pursuant to Item 601(b)(2) of Regulation S-K.

* * * *

As requested in your letter, M&T acknowledges that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ René F. Jones
René F. Jones
Executive Vice President and Chief Financial Officer

cc:	Michael R. Spychala